VF 10-8-02

Rec'd 9/11/02

02053225

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

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SEC FILE NUMBER
8- 44166

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hencorp Beestone Securities LC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C. JUL 11 2002

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P OCT 10 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VF 10-8-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Hencorp Becstone Securities, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Hencorp Becstone Securities, L.C. (the Company) as of December 31, 2001, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hencorp Becstone Securities, L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
January 25, 2002

HENCORP BECSTONE SECURITIES, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS	$	2,641,102
DUE FROM BROKERS (NOTES 2 AND 3)		2,285,851
OTHER RECEIVABLES		7,376
	$	4,934,329
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued liabilities (Note 4)	$	611,691
MEMBER'S EQUITY		4,322,638
	$	4,934,329

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Hencorp Becstone Securities, L.C. (the Company), was organized in December 24, 1998 as a Florida Limited Liability Company and commenced operations on January 1, 1999. The Company, successor to Hencorp, Becstone & Company, is a broker and dealer specializing in emerging market issues. The Company acts primarily as participant with another broker-dealer in profits principally generated from Latin American customer transactions in emerging market debt and equity securities, options, foreign exchange and security financing arrangements (Note 3). The Company also acts in an agency capacity, brokering equities, bonds and options, for commissions. To a lesser extent, the Company also trades securities for its own account and earns placement fees for introducing clients to various offshore funds.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKERS

The Company's primary clearing and depository operations are provided by Pershing, a division of DLJ Securities, whose principal office is in Jersey City, New Jersey. Additionally, due from brokers at December 31, 2001 includes receivables related to the Company's profit participation arrangement with Refco Capital Markets (Note 3).

Amounts due from brokers at December 31, 2001 are held at brokers in the following countries, and subject to the credit risks inherent in those countries:

Bermuda	$ 2,090,030
United States	195,821
	$ 2,285,851

NOTE 3. PROFIT FROM PARTICIPATION AGREEMENT

The Company is a participant in profits generated from customers' transactions with Refco Capital Markets, Ltd. ("RCM"). Transactions with these customers are handled by Refco Emerging Markets ("REM"), a branch of Refco Securities, LLC and related to the Company by virtue of common management. In connection with this profit participation agreement, the Company receives a 59% share of the income generated from securities transactions with customers handled by REM. For the year ended December 31, 2001, the Company earned $8,942,028 related to this activity, of which $2,073,796 is included in due from brokers in the accompanying statement of financial condition at December 31, 2001.

NOTE 4. MANAGEMENT AGREEMENT

The Company receives management and administrative services, including office facilities, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff in consideration of a management fee. For the year ended December 31, 2001, the Company incurred $2,991,889 of management fees of which $605,025 is reflected as accrued liabilities in the accompanying statement of financial condition.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC rule 15c3-1), which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $2,225,232, which exceeded requirements by $2,125,232 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.27 to 1.